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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF NOVEMBER, 2001


                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                          Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

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                              VISIBLE GENETICS INC.

         On November 8, 2001, we reported our financial results for the third quarter of 2001. We reported sales of $2.9 million for the third quarter ended September 30, 2001, compared to $3.0 million for the same period in 2000. The net loss attributable to common shareholders for the quarter was $12.6 million or $0.76 per share, compared to a net loss attributable to common shareholders of $9.7 million or $0.63 for the same period in 2000. Sales for the first nine months of 2001 were $10.4 million with a net loss attributable to common shareholders of $32.2 million or $1.96 per share, compared to sales of $10.1 million and a net loss attributable to common shareholders of $25.0 million or $1.77 per share, for the corresponding period in 2000. The net loss attributable to common shareholders for the 2001 third quarter and nine months ended September 30, 2001 includes $1.4 million and $1.9 million, respectively, in Exit and Termination Costs. There were no such charges in the corresponding periods of 2000. The third quarter 2001 Exit and Termination Costs charge of $1.4 million results primarily from the decision to close our research facility in Toronto and transfer such activities to our facility in Atlanta and a newly acquired research facility in Cambridge, England. Sales of genotyping kits and consumables in the first nine months of 2001 increased 41% from such sales in the first nine months of 2000. Operating expenses for the third quarter of 2001, exclusive of Exit and Terminations Costs, were $11.2 million, compared to $11.3 million for the second quarter of 2001. (All amounts are in US dollars.).

         During the quarter we received U.S. FDA clearance to market our TRUGENE HIV-1 Genotyping Test and OpenGene System for use in the clinical diagnostic market. With FDA approval and an installed U.S. base of approximately 100 labs we are now preparing to launch the product in the U.S.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, ability to obtain regulatory approvals, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1. Third Quarter Financial Results
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            VISIBLE GENETICS INC.


Date: November 8, 2001                      By: /s/ THOMAS CLARKE
                                                -----------------
                                                Name: Thomas Clarke
                                                Title: Chief Financial Officer